================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                 SCHEDULE 13E-3
                              TRANSACTION STATEMENT
                                      UNDER
                                SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER
                                   ----------
                                  CRAMER, INC.
                                (NAME OF ISSUER)
                                  CRAMER, INC.
                            ROTHERWOOD VENTURES, LLC
                           ROTHERWOOD INVESTMENTS, LLC
                      (NAME OF PERSON(S) FILING STATEMENT)
                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)
                                     224280
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             GREG NELSON, TREASURER
                            ROTHERWOOD VENTURES, LLC
                         301 CARLSON PARKWAY, SUITE 103
                           MINNETONKA, MINNESOTA 55305
                                 (952) 253-6013
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                                   ----------
                                 WITH COPIES TO:
                      Richard D. McNeil / Jonathan B. Levy
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 371-2412
                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.   [ ] A tender offer.

         d.   [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if this is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
         $1,197,820                                        $110.20

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended by one fiftieth of one percent of the transaction valuation. As described herein this transaction valuation is determined by assuming (i) Rotherwood Ventures purchases $900,000 of newly issued common stock of the Company at a purchase price of $.05 per share, (ii) the Company issues Rotherwood Ventures 800,000 shares of common stock per quarter or 4,0000,000 shares of common stock at $.05 per share in exchange for Rotherwood Ventures' guarantee of, or pledge of collateral in support of, the Company's credit facility for five quarters, from and including the fourth quarter of 2001 through the fourth quarter of 2002 and (iii) Rotherwood Ventures purchasing 1,956,395 shares of common stock held by shareholders of the Company unaffiliated with Rotherwood Ventures pursuant to a short-form merger at a purchase price of $.05 per share, or aggregate consideration of approximately $98,000.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previous paid:    N/A                              Filing party:  N/A
Form or registration no.:  N/A                            Date filed:  N/A

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         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule
13E-3") is being filed jointly by Rotherwood Ventures, LLC, a Minnesota limited liability corporation ("Rotherwood Ventures"), its parent Rotherwood
Investments, LLC a Minnesota limited liability corporation ("Rotherwood Investments") and Cramer, Inc. a Kansas corporation (the "Company" also the "Subject Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with planned transactions between the Company and Rotherwood Ventures that are expected to result in the Company having less than 300 shareholders and terminating its registration and status as a public company under the Securities Exchange Act of 1934, as amended. Rotherwood Ventures, the Company and
Rotherwood Investments will promptly amend this Schedule 13E-3, if appropriate, in connection with the transactions described herein.

FOR MORE INFORMATION

         More information regarding the Company is available from their public filings with the Securities and Exchange Commission. This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Company, Rotherwood Ventures, and Rotherwood Investments and their Boards of Directors, including statements concerning the Company's strategies following completion of the transactions described herein. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

ITEM 1.  SUMMARY TERM SHEET.

         The responses to this Item 1 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Rotherwood Ventures and Rotherwood Investments are filing this Schedule 13E-3 with respect to their investment in the common stock of the subject company, Cramer, Inc. The principal offices of the Company are located at 625 Adams Street, Kansas City, Kansas 66105. The Company's telephone number is (913) 621-6700.

SECURITIES

         As of the close of business on June 30, 2002, the Company had 4,039,607 shares of common stock issued and outstanding.

TRADING MARKET AND PRICE

         The common stock is not traded on NASDAQ or any exchange. There is no market for the common stock and there is not expected to be a market for the common stock for the foreseeable future. The Company is not aware of any recent trades of the common stock or any readily determinable market






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price for the stock. The Company has not paid dividends on the common stock and does not anticipate paying dividends in the foreseeable future.

PRIOR STOCK PURCHASES

         As of the date hereof, Rotherwood Ventures and Rotherwood Investments beneficially own an aggregate of 2,083,212 shares of the common stock representing 51.6% of the common stock of the Company. Rotherwood Ventures has guaranteed the Company's bank line of credit by initially posting a $2,000,000 letter of credit in favor of the lender and subsequently pledging $2,000,000 of securities to the lender. In exchange for this financial accommodation to the Company, without which the lender would not provide the Company with credit and the Company could not sustain operations, the Company has agreed to pay Rotherwood Ventures a fee equal to 2% per quarter of the total amount of the $2,000,000 letter of credit or securities pledge for so long as it remains in place for the Company's benefit. If the fee were paid in cash, it would equal $40,000 per quarter. Rotherwood Ventures has agreed to accept payment in shares of common stock at the rate of one share for each $0.05 of the 2% quarterly fee amount, or an aggregate of 800,000 shares per quarter. For the fourth quarter of 2001 and the first two quarters of 2002, this fee would amount to an aggregate of 2,400,000 shares. To date no shares representing the guarantee/collateral deposit fee have been actually issued by the Company. The Company does not have sufficient authorized common stock to pay the guaranty/collateral deposit fee in common stock for any additional quarters.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

         This Schedule 13E-3 is being jointly filed by the Company, Rotherwood Ventures, which is an 84% owned subsidiary of Rotherwood Investments and Rotherwood Investments (Rotherwood Ventures and Rotherwood Investments, collectively the "Rotherwood Entities"). The business address of the Company is 625 Adams Street, Kansas City, Kansas 66105 and its telephone number is (913) 621-6700. The business address of the Rotherwood Entities is 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305, and their business telephone number is (952) 253-6013. As described below, Rotherwood Ventures is the beneficial owner of 51.6% of the common stock of the Company, and the Company's Chairman and former CEO, Mr. James R. Zicarelli is President of Rotherwood Ventures. In addition, Rotherwood Ventures pays the salary of the Company's current Chief Executive Officer, Mr. Gregory Coward. Rotherwood Ventures receives a management fee from the Company equal to the amount of Mr. Coward's salary. An affiliate of Rotherwood Ventures pays the salary of Nicholas Christianson, the Company's Chief Financial Officer. Accordingly, the Company qualifies as an affiliate of the Rotherwood Entities, as such term is defined in Rule 13e-3(d)(1) under the Exchange Act.

         The Rotherwood Entities are in the business of investing in various small businesses. Because Rotherwood Investments owns 84% of the limited liability company units of Rotherwood Ventures, Rotherwood Ventures believes that Rotherwood Investments qualifies as an "affiliate" of Rotherwood Ventures, as such term is defined in Rule 13e-3(a) under the Exchange Act.

         In accordance with Instruction C of Schedule 13E-3, the Company, Rotherwood Ventures and Rotherwood Investments are required to provide certain information with respect to each of their executive officers and directors. This information is set forth on Annex A attached hereto and is





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incorporated herein by reference. All of such natural persons identified on
Annex A are citizens of the United States of America.

         During the last five years, none of the Company, the Rotherwood Entities nor any person named on Annex A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining each person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF THE TRANSACTION.

         The responses to this Item 4 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The responses to this Item 5 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The responses to this Item 6 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         The responses to this Item 7 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         The responses to this Item 8 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         The responses to this Item 9 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to this Item 10 are incorporated by reference from Proposal III of the Company's Amendment No. 2 to Schedule 14A, which was filed with the Commission on August __, 2002.




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


ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Items 2, 5 and 6 above regarding Rotherwood Ventures' ownership of and transactions involving the Company's common stock.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         At this time, there is no definitive agreement or understanding with respect to any business combination between the Company and Rotherwood Ventures that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable. Rotherwood Ventures will amend this Schedule 13E-3 as necessary to update this item.

ITEM 13.  FINANCIAL STATEMENTS.

(a)      Financial Information.

         (1) The Company's audited financial statements for 2001 and 2000 are incorporated by reference from Item 8 of the Company's Annual Report on Form 10-KSB/A for the year ended December 31, 2001, which was filed with the Commission on August 14, 2002 (File No. 48-0638707).

         (2) The Company's unaudited balance sheets, comparative year-to-date, income statements and related earnings per share data, statements of cash flows, and comprehensive income are incorporated by reference from Item 1 of the Company's most recent quarterly report on Form 10-Q SB for the period ended March 31, 2002, which was filed with the Commission on May 20, 2002 (File No. 000-09063).

         (3) Not applicable.

         (4) The book value per share of the common stock as of June 30, 2002 was $________.

(b)      Pro Forma Information.

         Not applicable.

         Information incorporated herein by reference has been filed by the Company with the Commission as stated above. You may read and copy these reports, statements or other information that the Company files at the Commission's public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Copies of such materials are also available from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be assessed through the Commission's Internet site at www.sec.gov.




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

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         At this time, there is no definitive agreement with respect to any business combination between the Company and Rotherwood Ventures that constitutes a Rule 13e-3 transaction. Accordingly, this item is not applicable. Rotherwood Ventures will amend this Schedule 13E-3 as necessary to update this item.

ITEM 15.  ADDITIONAL INFORMATION.

         Not applicable.

ITEM 16.  EXHIBITS.

         (a) Preliminary Proxy Statement dated August ___, 2002 (incorporated by reference SEC File No. _____ )

         (b) Schedule 13D dated August ___, 2002 (incorporated by reference)

         (c) Updated appraisal reported Meara King & Co., dated June 12, 2002 (to be supplied by amendment)

         (d) Description of appraisal rights under Kansas law (to be supplied by amendment)




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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 CRAMER, INC.



                                 By: /s/
                                     ----------------------------------------
                                          Name:
                                          Title:

                                 Date:  August __, 2002

                                 ROTHERWOOD VENTURES, LLC



                                 By: /s/
                                     ----------------------------------------
                                          Name:
                                          Title:

                                 Date:  August __, 2002

                                 ROTHERWOOD INVESTMENTS, LLC



                                 By: /s/
                                     ----------------------------------------
                                          Name:
                                          Title:

                                 Date:  August __, 2002









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


                                     ANNEX A

         The name, business address, and position with Rotherwood Ventures, LLC and Rotherwood Investments, LLC, respectively, and the present principal occupation or employment of each of the directors (governors) and executive officers of such limited liability corporations are set forth below. Except as otherwise indicated, each person listed below is a citizen of the United States and each person's business address is 301 Carlson Parkway, Suite 103, Minnetonka, Minnesota 55305, telephone number (952) 253-6013.

1.       DIRECTORS AND EXECUTIVE OFFICERS OF CRAMER, INC.

DIRECTORS                                                                                    MATERIAL OCCUPATION
NAME                                 PRESENT PRINCIPAL OCCUPATION                           (FOR LAST FIVE YEARS)
---------                            ----------------------------                           ---------------------
James R. Zicarelli            President, Rotherwood Ventures, LLC           President, Sagebrush Corporation, a library services
                                                                            and publishing company and affiliate of Rotherwood
                                                                            Ventures.  From 1995-2001 he served as Chief
                                                                            Executive Officer of Cramer, Inc.

David E. Crandall             Chairman and CEO of PPA Industries, a         Chairman and CEO of PPA Industries.
                              manufacturer of electronic enclosures,
                              pre-fabricated wall systems and machinery
                              packages

OFFICERS                                                                                     MATERIAL OCCUPATION
NAME                         TITLE                                                          (FOR LAST FIVE YEARS)
----                         -----                                                          ---------------------
Gregory Coward               President and CEO                              Vice President of Rotherwood Ventures since January
                                                                            2001, from ___ to 2001 he held a variety of
                                                                            positions with HCW, Inc., including President.

Nicholas Christianson        Interim Chief Financial Officer                Employed by an affiliate of Rotherwood Ventures, and
                                                                            served as Chief Financial Officer of two application
                                                                            server providers, Metafarms, Inc. and Scout
                                                                            Information Services.  Prior to Scout, Mr.
                                                                            Christianson was an auditor at
                                                                            PriceWaterhouseCoopers ("PWC"). He is a licensed C.P.A.




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
2.       DIRECTORS AND EXECUTIVE OFFICERS OF ROTHERWOOD VENTURES, LLC

BOARD OF GOVERNORS
                                                                                           MATERIAL OCCUPATION
NAME                                    PRESENT PRINCIPAL OCCUPATION                      (FOR LAST FIVE YEARS)
------------------                      ----------------------------                      ---------------------
Tony Christianson                   Managing Director, Cherry Tree                Managing Director, Cherry Tree
                                       Investments, a private investment             Investments
                                       firm
Gordon Sofer                        Managing Director, Cherry Tree                Managing Director, Cherry Tree
                                       Investments, a private investment             Investments
                                       firm
Charles W. Oswald                   Private Investor                              CEO of National Computer Systems, Inc.
James R. Zicarelli                  President, Sagebrush Corporation              President, Sagebrush Corporation, CEO of
                                                                                     Cramer, Inc. 1995-2001
Greg Nelson                         President, Dakota Advisers, LLC,              CFO of Family Financial Services,
                                     a registered investment adviser              a registered investment adviser

OFFICERS                                                                                   MATERIAL OCCUPATION
NAME                                              TITLE                                   (FOR LAST FIVE YEARS)
--------                                          -----                                   ---------------------
Charles W. Oswald                   Chairman and CEO                              CEO of National Computer Systems, Inc.
James R. Zicarelli                  President                                     President, Sagebrush Corporation

3.       DIRECTORS AND EXECUTIVE OFFICERS OF ROTHERWOOD INVESTMENTS, LLC

BOARD OF GOVERNORS
                                                                                          MATERIAL OCCUPATIONS
NAME                                    PRESENT PRINCIPAL OCCUPATION                      (FOR LAST FIVE YEARS)
------------------                      ----------------------------                      ---------------------
Charles W. Oswald                    Private Investor                              CEO of National Computer Systems, Inc.
David C. Oswald                      Self-employed Psychologist
Julie Umbarger                       President, Oswald Foundation
Greg Nelson                          President, Dakota Advisors, LLC

OFFICERS                                                                                   MATERIAL OCCUPATIONS
NAME                                              TITLE                                   (FOR LAST FIVE YEARS)
--------                                          -----                                   ---------------------
Charles W. Oswald                    President                                     CEO of National Computer Systems, Inc.
Greg Nelson                          Treasurer and Secretary                       President FFS



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